UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE

ACT OF 1934

For the month August 2023

Commission File Number: 001-37611

Pyxis Tankers Inc.

(Translation of registrant’s name into English)

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Financial Results for the Three Months Ended June 30, 2023 & Investment in Drybulk Joint Venture”.

Attached as Exhibit 99.2 to this Report on Form 6-K is Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim consolidated financial statements and the accompanying notes thereto of the Company as of June 30, 2023 and for the six month periods ended June 30, 2023 and 2022.

The information contained in Exhibit 99.2 of this Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No 333256167), initially filed with the U.S. Securities and Exchange Commission on May 14, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

Dated: August 7, 2023	By:	/s/ Henry Williams
Henry Williams
Chief Financial Officer

Exhibit Index

Exhibit Number	Document

99.1	Press Release, dated July 31, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed Consolidated Financial Statements as of December 31, 2022 and June 30, 2023 and for the six month periods ended June 30, 2022 and 2023